February 2013

Pricing Sheet dated February 28, 2013 relating to
Preliminary Terms No. 25 dated February 4, 2013
Registration Statement No. 333-177923
Filed pursuant to Rule 433

JPMORGAN CHASE & CO.

STRUCTURED INVESTMENTS
Opportunities in Commodities

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities[SM]

PRICING TERMS – FEBRUARY 28, 2013

Issuer:	JPMorgan Chase & Co.
Maturity date:	March 31, 2014, subject to postponement for certain market disruption events and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 2-I or early acceleration in the event of a commodity hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I.

Basket:

Basket Components	Bloomberg ticker symbol	Weighting
Gold	GOLDLNPM	50%
Brent crude oil futures contracts	CO1 or CO2	20%
Corn futures contracts	C 1 or C 2	20%
Grade A copper	LOCADY	10%

Aggregate principal amount:	$8,438,000
Payment at maturity:	If the final basket value is *greater than* the initial basket value, for each $1,000 stated principal amount PLUS, $1,000 + leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* If the final basket value is *less than or equal to* the initial basket value, for each $1,000 stated principal amount PLUS, $1,000 × basket performance factor *This amount will be less than or equal to the stated principal amount of $1,000 per PLUS.* *The payment at maturity is subject to the impact of a commodity hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I and in "Risk Factors — We may accelerate your PLUS if a commodity hedging disruption event occurs" in these preliminary terms.*
Leveraged upside payment:	$1,000 × leverage factor × basket percent increase
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Initial basket value:	Set equal to 100 on the pricing date
Final basket value:	The basket closing value on the valuation date
Valuation date:	March 26, 2014, subject to adjustment for non-trading days or certain market disruption events and as described under "Description of Notes — Postponement of a Determination Date — Least Performing Component Notes or Basket Notes" in the accompanying product supplement no. 2-I
Leverage factor:	300%
Basket performance factor:	final basket value / initial basket value
Maximum payment at maturity:	$1,236.50 (123.65% of the stated principal amount) per PLUS.
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS (see "Commissions and issue price" below)
Pricing date:	February 28, 2013
Original issue date:	March 5, 2013
CUSIP / ISIN:	48126DMU0 / US48126DMU09
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC ("JPMS")

Terms continued on the following page

Commissions and issue price:	Price to Public[(1)(2)]	Fees and Commissions[(2)(3)]	Proceeds to Issuer
Per PLUS	$1,000	$20	$980
Total	$8,438,000	$168,760	$8,269,240

(1) The price to the public includes the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on PS-43 of the accompanying product supplement no. 2-I.

(2) The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $992.50 per PLUS. Please see "Syndicate Information" on page 19 of the accompanying preliminary terms for further details.

(3) JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $20 per $1,000 stated principal amount PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-89 of the accompanying product supplement no. 2-I.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING, RELATED PRODUCT SUPPLEMENT NO. 2-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW. PLEASE ALSO SEE "ADDITIONAL INFORMATION ABOUT THE PLUS" AT THE END OF THIS DOCUMENT.

Preliminary Terms no. 25 dated February 4, 2013: http://www.sec.gov/Archives/edgar/data/19617/000089109213000955/e51817fwp.pdf
Product supplement no. 2-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014

Performance Leveraged Upside Securities[SM]

Terms continued from previous page:

Basket closing value:	The basket closing value on the valuation date will be calculated as follows: 100 × [1 + sum of (component return of each basket component × weighting of each such basket component)]
Component return:	(final component price – initial component price) / initial component price
Initial component price	With respect to each basket component, the component price of that basket component on the pricing date, which is $1,588.50 for gold, $111.38 for Brent crude oil futures contracts, 703.50¢ for corn futures contracts and $7,828.00 for Grade A copper
Final component price:	With respect to each basket component, the component price of that basket component on the valuation date
Component price:	With respect to gold, on any relevant day, the official afternoon fixing price of gold for delivery in London through a member of the London Bullion Market Association (the "LBMA") authorized to effect such delivery, stated in U.S. dollars per troy ounce, as determined by the market in London on which members of the LBMA quote prices for buying and selling of gold (Bloomberg ticker symbol: "GOLDLNPM" <Comdty>) on that day.
	With respect to Brent crude oil futures contracts, on any relevant day, the official settlement price of the first nearby month futures contract for Brent crude oil on ICE Futures Europe, stated in U.S. dollars per barrel, as made public by ICE Futures Europe (Bloomberg ticker symbol: "CO1" <Comdty>), *provided* that if that day falls on the last trading day of that futures contract (all pursuant to the rules of ICE Futures Europe), then the second nearby month futures contract (Bloomberg ticker symbol: "CO2" <Comdty>) on that day.
	With respect to corn futures contracts, on any relevant day, the official settlement price of the first nearby month futures contract for deliverable grade corn on the Chicago Board of Trade (the "CBOT"), stated in U.S. cents per bushel, as made public by the CBOT (Bloomberg ticker symbol: "C 1" <Comdty>), *provided* that if that day falls on a day within the notice period for delivery of corn under that futures contract or on the last trading day of that futures contract (all pursuant to the rules of the CBOT), then the second nearby month futures contract (Bloomberg ticker symbol: "C 2" <Comdty>) on that day.
	With respect to copper, notwithstanding anything to the contrary in the accompanying product supplement, on any relevant day, the official cash offer price of copper Grade A on the London Metal Exchange (the "LME") for the spot market, stated in U.S. dollars per tonne, as determined by the LME (Bloomberg ticker symbol: "LOCADY" <Comdty>) on that day.